**PART I of FORM C-AR**

**Name of issuer:**  Exo-Space, Inc.

**Form:**  C corporation

**Jurisdiction of Incorporation/Organization:**  Delaware

**Date of organization:**   January 6, 2020

**Physical address of issuer:**  484 E California Blvd., Apt 10, Pasadena, CA 91106

**Website of issuer:**  https://www.exo-space.com/

**Is there a co-issuer?  _X yes __ no. If yes,**

**Name of co-issuer:** Exo-Space CF SPV, LLC

**Form:** Limited Liability Company

**Jurisdiction of Incorporation/Organization:**  Delaware

**Date of organization:**   March 9, 2021

**Physical address of co-issuer:**  484 E California Blvd., Apt 10, Pasadena, CA 91106

**Website of co-issuer:** https://www.exo-space.com/

**Name of intermediary through which the offering will be conducted:**  SV Portal, LLC

**CIK number of intermediary:** 313077

**SEC file number of intermediary:**  007-00280

**CRD number, if applicable, of intermediary:**  0001841129

**Current number of employees:** 4

| | | | | |
|---|---|---|---|---|
| Total Assets: | Most recent fiscal year-end: | $107,436 | Prior fiscal year-end: | $3,674 |
| Cash & Cash Equivalents: | Most recent fiscal year-end: | $107,436 | Prior fiscal year-end: | $3,674 |
| Accounts Receivable: | Most recent fiscal year-end: | $0 | Prior fiscal year-end: | $0 |
| Short-term Debt: | Most recent fiscal year-end: | $181.01 | Prior fiscal year-end: | $963 |
| Long-term Debt: | Most recent fiscal year-end: | $0 | Prior fiscal year-end: | $0 |
| Revenues/Sales | Most recent fiscal year-end: | $60,286 | Prior fiscal year-end: | $25,163 |
| Cost of Goods Sold: | Most recent fiscal year-end: | $17,236 | Prior fiscal year-end: | $0 |
| Taxes Paid: | Most recent fiscal year-end: | $181.02 | Prior fiscal year-end: | $963 |
| Net Income: | Most recent fiscal year-end: | $-20,110.81 | Prior fiscal year-end: | $2,711 |

**PART II**

**April 30, 2022**

**FORM C-AR**

**Exo-Space, Inc.**

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form CAR) is being furnished by Exo-Space, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

**No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.exo-space.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C-AR is April 30, 2022.

 THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES

***Forward Looking Statement Disclosure***

*This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forwardlooking statements.*

*Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form CAR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

# TABLE OF CONTENTS

**About this Form C-AR**

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

## SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Exo-Space, Inc. (the "Company" or "Exo-Space") is a Delaware corporation, incorporated/formed on January 6, 2020.

The Company's headquarters is located at 484 E California Blvd., Apt 10, Pasadena, CA 91106.

The Company's website is www.exo-space.com. The information available on or through our website is not part of this Form C-AR

**The Business**

Exo-Space provides a comprehensive orbital computing platform that includes Infrastructure as a Service (IaaS), Platform as a Service (PaaS), and Software as a Service (SaaS) offerings with applications for artificial intelligence ("AI"), analytics, communication, etc., enabling complex image analysis on-orbit.

# RISK FACTORS

## Risks Related to the Company and our Business

### *We are a recently formed company and have limited operating history on which to evaluate our performance.*

Exo-Space was recently formed in January 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We expect to incur net losses until we can establish a consistent base of customers for the Company's product. There is no assurance that we will be profitable or generate sufficient revenues to support our operations.

### *Our financials were prepared on a "going concern" basis.*

Our financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note 2 to the accompanying financial statements indicate there may be substantial doubt about the Company's ability to continue as a going concern. We have not yet generated any revenues and it is uncertain when we will start doing so. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing.

### *Voting control is in the hands of a single stockholder.*

Voting control is concentrated in the hands of the company's Founder, CEO and Sole Director, Jeremy Allam, who holds approximately 60.57% of the outstanding shares of Voting Common Stock of the Company. Subject to any fiduciary duties owed to owners or investors under Delaware law, our CEO may be able to exercise significant influence on matters requiring owner approval, including the election of directors, approval of significant company transactions, and will have unfettered control over the Company's management and policies. You may have interests and views that are different from our management. For example, management may support proposals and actions with which you may disagree with. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, our CEO could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

### *Exo-Space's product offerings are relatively new in an established industry.*

Our principal product relies on new developments in artificial intelligence and edge computing that has not previously been integrated into satellite construction. We believe this to be a novel use of AI technology and could be advantageous to our target customers. However, as a novel use of AI technology, we may encounter reluctance on the part of our target customers to change how they are doing business. If we are not able to convince our target customers of the benefits of our new product, we may not be successful.

***Our main service product is still in development.***

Our FeatherEdge product is still in development with our three pilot customers and not yet ready for full scale rollout. Our development timeline could encounter unexpected challenges or delays that prevent the Company from generating revenue on our anticipated timeline. If development takes longer than anticipated, the Company would require additional financings to continue operations, which may result in reducing the value of your investment.

***We depend on key personnel and face challenges recruiting needed personnel.***

Our future success depends on the efforts of a small number of key personnel, including our Chief Executive Officer, Jeremy Allam, and Lead Mechanical Engineer, Marcel Lariviere, with respect to development of the Company's core product, as well as our Chief Business Development Officer, Mark Lorden for creating a customer pipeline for the Company. Due to our limited financial resources and the specialized expertise required, we may not be able to recruit the individuals needed for our business needs. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate and be innovative.

***We may not be able to protect our intellectual property.***

We do not have any patents on our technology, and we will be required to share our technology with our customers for them to integrate into their satellites. This means that what we develop will be accessible to others and could allow for third-parties to reverse engineer our work. If the Company is not sufficiently aware of how its product is being used, or does not sufficiently protect its rights under any agreements with customers to prevent third-party misuse, our financial results may be negatively impacted.

***We are dependent on general economic conditions.***

Our business model is dependent on our target customers being able to finance their own operations and interest in spaced based applications for new technologies. Our business model is thus dependent on national and international economic conditions. Adverse national and international economic conditions may reduce the future interest of our target customers, which would negatively impact our revenues and possibly our ability to continue operations. These fluctuations may be significant and could impact our ability to operate our business.

**BUSINESS**

## Description of the Business

Exo-Space is a recently formed company that has developed an edge computing hardware/software device for on-orbit machine vision based in Pasadena, California. Exo-Space was incorporated on January 6, 2020.

Exo-Space provides a comprehensive orbital computing platform that includes Infrastructure as a Service (IaaS), Platform as a Service (PaaS), and Software as a Service (SaaS) offerings with applications for artificial intelligence ("AI"), analytics, communication, etc., enabling complex image analysis on-orbit.

Exo-Space is also a founding member of the Edge Computing in Space Alliance, which has provided us increased exposure for advancing the benefits of edge computing.

## Our Innovation

The innovation that Exo-Space delivers is AI in space through our FeatherEdge technology. Currently, space sensors produce more data than can be efficiently sent back to Earth due to bandwidth limitations. Further, all data created in space must be processed on the ground before being sent to the end user. This state of affairs means that real time decisions cannot be made.

Exo-Space intends to provide AI and edge computing capabilities to satellites to provide real-time insight on space-data.

## What We Offer

We make money by developing custom machine vision models and leasing those models, as well as renting compute power to run those models. We also sell our hardware devices with optional subscription packages.

Our primary customer base consists of Earth-based companies interested exclusively in the insights provided by analysis of space data. Through the interactive web platform we're developing, customers will be able to review and modify their current and past missions, as well as initiate new missions. This platform is also how data alerts will be delivered to customers. Pricing will be determined per mission and will depend on a wide variety of factors, including but not limited to:

- Area being monitored
- Frequency of monitoring
- Complexity of analysis being performed
- Duration of mission

The primary cost drivers are the monthly membership fee, daily fee to lease the data processing model license, the fee per second of computing time, and the fee per data alert. Each mission can vary vastly in terms of total cost, and even two missions with the same initiating parameters can have different total costs depending on the alert success rate.

There will be a library of models which customers can select from for their missions, some developed by us, some developed by third parties. Customers can also host their own models, avoiding the model leasing fee, and can make their models available in the library to generate revenue, which will be shared with us. We can also build custom models for customers, that range from basic object detection to multi-asset image segmentation, which will later be available for all customers in the model library.

Finally, we offer our hardware device itself for sale, along with an optional software subscription package. The base FeatherEdge model has a standard single processor unit and comes with a 1-year membership subscription paid up front, and scales up without membership and with customization.

In time, we believe the revenue generated from selling machine vision hardware and software will fund the growth of this satellite-as-a-service business model where we send up our own satellites to allow customers to "share" resources onboard, using the satellite for only a fraction of the orbit time (i.e. only when it is over their farm, forest, or other area of interest).

**Market**

After demonstrating the reliability of our machine vision hardware and software on orbit, we will more aggressively market our hardware device to companies operating larger earth observation constellations. This will open the door to much more profitable contracts ranging from 20-100 units (value of $1-$5 million). The goal is for these companies to become lifelong customers as they will need to continuously update and replenish their constellation of satellites (approximately every 5 years) as well as their machine vision software as new customer needs arise.

Finding new customers will not be a challenge because the Earth Observation market is seeing a large increase in new Earth imaging companies. There are currently more than 700 Earth Observation ("EO") satellites in orbit today, with 20 companies with at least 10 satellites in their constellation, and the EO market has grown by 250% over the last 4 years and is projected to continue growing at 10% year-over-year. More than 50 new companies have announced their intention to develop EO constellations, representing roughly 1,800 small satellites. There are more EO satellites being sent up than any other type of satellite and EO companies tend to send up constellations of satellites, which makes the average contract size larger, and potentially more lucrative.

At this stage our focus is edge computing applications for machine vision in space through our FeatherEdge product. We chose machine vision as the best entry point into the edge computing market mainly because it is technology that early adopters are most willing to incorporate into their satellites.

We intend to generate additional customers through demonstrations of our product following attendance at trade shows, and cold outreach. We also have formed partnerships with third party vendors who will be able to expand our customer pipeline.

Edge computing for the space industry is a growing space with competitors such as OrbitsEdge, Antmicro, and KP Labs. We believe that Exo-Space offers a superior product because FeatherEdge is made for space, is customized for our customers, provides in-space analytics, and hardware that is plug and play capable.

**Customer Interest**

To date, we have entered into one customer contract and received significant interest from three prospective customers, including two who have entered into letters of intent representing the potential for producing 45 units and $4.5 million in potential revenue. In addition, we have entered into a letter of intent with a prospective channel partner, who will assist in the marketing and promotion of our FeatherEdge product to end users. These letters of intent are non-binding and do not require any action on the part of the prospective customers. However, we see these letters as validating the concept and desire for the product and service we offer.

**Our Development Timeline**

To date, and prior to full scale rollout of our FeatherEdge product, we established pilot programs with three customers. As part of these pilot programs, we have built a prototype device, and successfully completed a live demonstration. This demonstration proved that our machine vision model works and can be integrated with the camera and attitude control system of a satellite.

We see our future milestones being composed of the following with the approximate timelines for reaching the milestones:

Milestone 1 (1-2 months): Space qualifying FeatherEdge through environmental testing.
Milestone 2 (contingent of milestone 1): Host product in online satellite catalogues
Milestone 3 (6 months): Fly in space through a rideshare solution where we pay a company to host our device in their small satellite for preliminary testing.
Milestone 4 (3-6 months): Develop models for the 3 customers in our Pilot Programs.

**Manufacturing**

We have identified manufactures for each of the key components of the FeatherEdge product, the motherboard, hardware accelerator, and radiation shield. Engineering models of those components have been built and will be going through benchmark testing. Once testing is complete, we will manufacture the flight components for delivery to our satellite integrator.

**Litigation**

Exo-Space is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

**The Company's Property**

We do not own any significant property. The Company uses the business address of 484 E California Blvd., Apt 10, Pasadena, CA 91106.

**DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES**

This table shows the principal people on our team:

| Name | Position | Age | Term of Office | Approx. hours per week (if not full time) |
|------|----------|-----|----------------|-------------------------------------------|
| Executive Officers: | | | | |
| Jeremy Allam | Chief Executive Officer | | Since January 2020 | Full time |
| | | | | |
| Directors: | | | | |
| Jeremy Allam | Director | | Since January 2020 | |
| | | | | |
| Key Employees: | | | | |
| Mark Lorden | Chief Business Development Officer | | Since January 2020 | Full time |
| Marcel Lariviere | Lead Mechanical Engineer | | Since January 2020 | Full time |
| Tate Schaar | Chief Technology Officer | | Since March 2022 | Full Time |

*Jeremy Allam, Chief Executive Officer and Director*

Jeremy Allam co-founded Exo-Space in January 2020 with Marcel Lariviere and Mark Lorden. Prior to founding Exo-Space, Jeremy worked as an Embedded Software Engineer for NASA Jet Propulsion Laboratory through ANRE Technologies from June to December 2019. Prior to service in that role, he was Lead Software Engineer with the USC Information Sciences Institute from May 2018 to May 2019. Jeremy received his M.S. in Astronautical Engineering from the University of Southern California in 2018.

*Marcel Lariviere, Lead Mechanical Engineer*

Marcel Lariviere co-founded Exo-Space with Jeremy Allam and Mark Lorden in January 2020. Prior to being fully dedicated to Exo-Space, Marcel worked as a Ride Apprentice Engineer with Walt Disney Imagineering through KinectHQ from February 2019 to April 2020. Prior to service in that role, he was Lead Mechanical Engineer with the USC Information Sciences Institute from May 2018 to February 2019. Marcel received his M.S. in Astronautical Engineering from the University of Southern California in 2018.

*Mark Lorden, Chief Business Development Officer*

Mark Lorden co-founded Exo-Space with Jeremy Allam and Marcel Lariviere in January 2020. Previously, Mark worked as a Mechanical Engineer with SMP Engineering Inc. from October

2018 to February 2020. Prior to that, from July 2016 to September 2018, Mark was a Project Design Engineer with Norchem Corporation. Mark received his MBA from Quantic School of Business and Technology in 2020, and his B.S. in Engineering from the California Institute of Technology in 2016.


***Tate Schaar, Chief Technology Officer***

Tate Shaar was appointed Chief Technology Officer at Exo-Space in March 2022. Previously, Tate spent 3 years as Senior Engineer and 7 years as Design Engineer at Leightronix, Inc, Holt, MI. He brings to the team his expertise in design of commercial and industrial embedded products, testing of robustness of products and refinement to improve their function, longevity and ruggedness across many environmental settings and customer applications.

# CAPITALIZATION AND OWNERSHIP

## Capitalization

*Regulation CF Offering*

On April 28, 2022, the Company issued $212,497 worth of its Convertible Promissory Notes and the shares of Non-Voting Common Stock or Non-Voting Preferred Stock into which they may convert. The investment was made through Exo-Space CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The Regulation CF Transaction was conducted through Spaced Ventures LLC (the "Intermediary"). The Intermediary received 8% of the proceeds of the Regulation CF Transaction in cash and a Convertible Promissory Note for an additional 2% of the total amount raised in the transaction.

The securities in this offering will be issued by both the Company and the Crowdfunding SPV. The proceeds from the offering will be received by the Crowdfunding SPV and invested immediately in the securities issued by the Company. The Crowdfunding SPV will be the legal owner of the Notes. Investors in this offering will own membership interests in the Crowdfunding SPV, Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Notes (and the shares into which they convert) as if they had invested directly with the Company.

The following is a summary of the basic terms and conditions of the Notes. The following summary is qualified in its entirety by the terms included in the Subordinated Convertible Promissory Note and Subordinated Convertible Promissory Note Purchase Agreement of the Company. Any defined terms below are included in the Subordinated Convertible Promissory Note.

| *Maturity Date:* | Principal and unpaid accrued interest on the Notes will be due and payable on December 8, 2024 (the "***Maturity Date***"). |
|---|---|
| *Interest:* | Simple interest will accrue on an annual basis at the rate of 4% per annum based on a 365 day year. |

| | |
|---|---|
| **Conversion to Equity by Qualified Financing:** | If the company issues its capital stock in an offering resulting in gross proceeds of $2,500,000 (a "**Qualified Financing**"), then the Notes, and any accrued but unpaid interest thereon, will automatically convert into Non-Voting Common Stock of the Company at either (1) a conversion price equal to 85% of the per share price paid by the purchasers of the capital stock in the Qualified Financing, regardless of the terms of the capital stock issued in the Qualified Financing, (2) or a valuation of $7,500,000. |
| **Conversion to Equity at Maturity Date:** | If the Notes have not been previously converted pursuant to a Qualified Financing, then, effective upon the Maturity Date, the Notes will automatically convert into the Non-Voting Common Stock of the Company at a valuation of $7,500,000. |
| **Sale of the Company:** | If a Qualified Financing has not occurred and the Company elects to consummate a sale of the Company prior to the Maturity Date, then (i) the Company will give the Investors at least five days prior written notice of the anticipated closing date of such sale of the Company and (ii) the Company will pay the holder of each Note an aggregate amount equal to 1.5 times the aggregate amount of principal and interest then outstanding under such Note. |
| **Pre-Payment:** | The principal and accrued interest may not be prepaid unless approved in writing by Investors holding Notes whose aggregate principal amount represents a majority of the outstanding principal amount of all then-outstanding Notes (the "**Requisite Holders**"). |
| **Amendment and Waiver:** | The Note Purchase Agreement and the Notes may be amended, or any term thereof waived, upon the written consent of the Company and the Requisite Holders. |
| **No Security Interest:** | The Notes will be a general unsecured obligation of the Company, subordinated to any current or future debts of the Company. |

*Non-Voting Common Stock*

   *Dividend Rights*

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our Non-Voting Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

*Voting Rights*

Holders of Non-Voting Common Stock will only be entitled to vote on matters for which the right to vote is required under Delaware corporate law. Holders of our Voting Common Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors (see below).

*Right to Receive Liquidation Distributions*

In the event of our liquidation, dissolution, or winding up, holders of Non-Voting Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

*Rights and Preferences*

The rights, preferences and privileges of the holders of the Company's Non-Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

**Ownership**

The following table shows who owns over 20% the Company's equity securities as of April 4, 2022:

| Name of beneficial owner | Title of class | Amount and nature of beneficial ownership | Percent voting power |
|---|---|---|---|
| Jeremy Allam | Voting Common Stock | 373,320 shares of Voting Common Stock | 60.57% |
| Mark Lorden | Voting Common Stock | 142,320 shares of Voting Common Stock | 23.09% |

# FINANCIAL INFORMATION

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this offering memorandum. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

## Overview

Exo-Space Inc. is a recently formed company, which was incorporated in January 2020 under the laws of the State of Delaware. Since then, we have had limited operations relating to system engineering services for one customer while we develop our FeatherEdge AI, edge computing product.

The SPV, Exo-Space CF SPV, LLC was recently organized and has no purpose other than to hold the securities to be issued by the Company and pass through the rights related to those securities.

## Operating Results

For the period from inception until December 31, 2021, we generated revenues of $60,286 from services, including the system engineering services, as well as government grants. Our cost of goods sold was $17,236.49. During this same time, we incurred total operating expenses of $63,760.32.

## Liquidity and Capital Resources

As of December 31, 2021, our assets consisted of $107,436.21 in cash. The Company has raised $123,471.36 from the Regulation CF as of December 31, 2021.

In November, 2021, we were awarded a $50,000 contract from the federal government through the Small Business Initiative Research (SBIR) program. This contract is for further development of our FeatherEdge technology for commercial and government use.

In addition to the offering under Regulation Crowdfunding, we are pursuing raising funds from accredited investors in a concurrent offering under Rule 506(c) of Regulation D. We are seeking to raise between $500,000 to $1 million in this concurrent raise, which will allow for accelerated development of our FeatherEdge technology.

## Capital Expenditures and Other Obligations

The company does not intend to make any material capital expenditures in the future.

**Material Changes and Other Information**

**Trends and Uncertainties**

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

**Related Person Transactions**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. The Company has conducted the following transactions with related persons:

Family members of the Company's officers and directors have participated as investors in the Regulation CF Offering, in each case in arm's length transactions on the same terms as other unrelated investors. None of such investments represent more than five percent of the aggregate amount of capital raised by the Company in reliance on section 4(a)(6) of the Securities Act.

**Conflicts of Interest**

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

## OTHER INFORMATION

**Compliance with Ongoing Reporting Requirements**

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

**Bad Actor Disclosure**

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.



(Signature)

 Jeremy Allam
(Name)

 Chief Executive Officer
(Title)

I, Jeremy Allam, certify that the financial statements of Exo-Space, Inc. included in this Form are true and complete in all material respects.



Chief Executive Officer

<center>**EXHIBIT A**</center>

**Financial Statements**

# Exo-Space, Inc.

## Profit and Loss

### January - December 2021

|  | TOTAL |
|---|---|
| **Income** |  |
| Discounts/Refunds Given | 600.00 |
| Grants | 24,786.00 |
| Sales | 35,500.00 |
| **Total Income** | **$60,886.00** |
| **Cost of Goods Sold** |  |
| Analytics Platform COGS | 17,236.49 |
| **Total Cost of Goods Sold** | **$17,236.49** |
| **GROSS PROFIT** | **$43,649.51** |
| **Expenses** |  |
| Advertising & Marketing | 4,182.92 |
| Bank Charges & Fees | 100.75 |
| Contractors | 12,000.00 |
| Dues & subscriptions | 660.93 |
| Insurance | 403.52 |
| Job Supplies | 3,175.08 |
| Legal & Professional Fees | 50.00 |
| Legal & Professional Services | 34,498.96 |
| Meals & Entertainment | 50.25 |
| Office Supplies & Software | 2,106.82 |
| Payroll Expenses | 0.00 |
| Stock-Based Compensation | 1,183.20 |
| Taxes | 181.02 |
| **Total Payroll Expenses** | **1,364.22** |
| Reimbursable Expenses | 1,102.66 |
| Rent & Lease | 1,900.00 |
| Taxes & Licenses | 1,515.22 |
| Travel | 31.99 |
| Uncategorized Expense | 617.00 |
| **Total Expenses** | **$63,760.32** |
| **NET OPERATING INCOME** | **$ -20,110.81** |
| **NET INCOME** | **$ -20,110.81** |

# Exo-Space, Inc.

## Balance Sheet
### As of December 31, 2021

|  | TOTAL |
|---|---|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| Credit Card | -34.78 |
| Payroll (2922) | 0.00 |
| Revenue (7911) | 107,470.99 |
| Taxes (2930) | 0.00 |
| **Total Bank Accounts** | **$107,436.21** |
| Accounts Receivable | |
| Accounts Receivable (A/R) | 0.00 |
| **Total Accounts Receivable** | **$0.00** |
| **Total Current Assets** | **$107,436.21** |
| **TOTAL ASSETS** | **$107,436.21** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Other Current Liabilities | |
| Federal Income Tax Payable | 0.00 |
| Payroll Liabilities | 0.00 |
| Federal Taxes (941/944) | 181.02 |
| **Total Payroll Liabilities** | **181.02** |
| **Total Other Current Liabilities** | **$181.02** |
| **Total Current Liabilities** | **$181.02** |
| **Total Liabilities** | **$181.02** |
| Equity | |
| Common Stock | 1,183.20 |
| Regulation CF Offering - Convertible Note | 123,471.36 |
| Retained Earnings | 2,711.44 |
| Net Income | -20,110.81 |
| **Total Equity** | **$107,255.19** |
| **TOTAL LIABILITIES AND EQUITY** | **$107,436.21** |